

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

Salman Khan
Chief Financial Officer
Marathon Digital Holdings, Inc.
101 NE Third Avenue, Suite 1200
Fort Lauderdale, FL 33301

> **Re: Marathon Digital Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-36555**

Dear Salman Khan:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: Zabi Nowaid